Exhibit 99.5

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of BiomX, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of the date set forth below.

Dated: January 22, 2026

PYU PYU CAPITAL, LLC

By:	/s/ Reuven Yeganeh
Name:	Reuven Yeganeh
Title:	Managing Member

REUVEN YEGANEH

/s/ Reuven Yeganeh
Name:	Reuven Yeganeh